

May 22, 2014

Via E-mail
Ryan M. Lance
Chief Executive Officer
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

> **Re: ConocoPhillips**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **Form 10-Q for the Quarterly Period Ended March 31, 2014**
> **Filed May 6, 2014**
> **File No. 1-32395**

Dear Mr. Lance:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Business and Properties, page 1

Segment and Geographic Information, page 2

Facilities, page 9

Golden Pass LNG Terminal

1.   Disclosure under this section indicates that, due to current market conditions, your near-to-mid-term utilization of the Golden Pass terminal is expected to be limited. In view of this, explain to us whether you have tested this property for impairment. If not, explain

your basis for concluding that no impairment testing was necessary. Otherwise, describe for us, in reasonable detail, the methodology, assumptions and results of your impairment test. As part of your response, address the following:

- Explain the operational history of the terminal since it became commercially operational in May 2011;

- Explain the nature and extent of the "limited" utilization that you expect for the near-to-mid-term; and,

- Describe your future plans and actions that you intend to take or are considering taking with respect to the terminal.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Income Statement Analysis, page 44

2.   Throughout this section, you refer to multiple factors when explaining the change between years in reported amounts without indicating the amount attributable to each factor. For example, you indicate that the decrease in sales and other operating revenues in 2013 was due to lower natural gas volumes and lower crude oil prices, partly offset by higher natural gas prices, without indicating the amount attributable to each factor. To the extent that two or more factors contribute to a material change in reported amounts, revise the disclosure throughout your MD&A to indicate the amount attributable to each factor. See FRC 501.04.

Financial Statements and Supplementary Data, page 75

Notes to Consolidated Financial Statements, page 84

Note 4 – Variable Interest Entities (VIEs), page 91

3.   You disclose that you expect to record an after-tax charge of approximately $540 million when the related agreement with Freeport LNG becomes effective. Explain to us, in reasonable detail, how the expected amount and timing of this charge has been determined. As part of your response, address the following:

- Provide a summary of the operating history, and your involvement in, the LNG receiving terminal.

- Clarify when you began making payments under the terminal use agreement, and explain how the payment amounts were determined;

- Explain what the prepaid balance of the terminal use agreement of $282 at December 31, 2013 represents, and explain your basis for concluding that this asset was recoverable as of that date;

- Explain the material terms of the termination agreement, including, but not limited to, any obligations that you have between the effective date and Jul 1, 2016;

- Explain how you determined that the charge should be recorded at the effective date of the agreement, and explain how you considered regarding part or all of the charge as of any earlier date; and,

- Identify the specific authoritative literature you relied on in determining the expected amount and timing of the charge.

Supplementary Information, page 138

Oil and Gas Operations (Unaudited)

Capitalized Costs, page 160

4.   We note that net capitalized costs for your consolidated Canadian operations as of December 31, 2013 were approximately $11.1 billion. Per the standardized measure of discounted future net cash flows table on page 161, the undiscounted future net cash flows for your consolidated Canadian operations was $4.6 billion as of December 31, 2013. Given the significant difference between these amounts, please tell us the facts and circumstances that led you to conclude no impairment for your Canadian operations was necessary beyond the $216 million disclosed under Note 9 – Impairments. As part of your response, provide reasonably detailed summaries of any impairment tests you performed, including a description of all material assumptions made regarding prices and quantities.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Capital Resources and Liquidity, page 42

Significant Sources of Capital, page 42

5.   You explain that the increase in cash flow from operating activities for the quarter ended March 31, 2014 is primarily due to the $1.3 billion distribution from FCCL. Please expand this disclosure to explain the circumstances surrounding the increase in the distribution including, but not limited to, the reason for the distribution, and whether you

believe this increased distribution represents a trend. See Item 303(b) of Regulation S-K, including Instruction 3 thereto.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or in his absence, Brad Skinner, Sr. Assistant Chief Accountant, at (202) 551-3489 or me at (202) 551-3740 if you have questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director